[Translation]

                                                                  April 15, 2009

To Whom It May Concern:
                               Company Name:  Kanto Auto Works, Ltd.
                               Name and Title of Representative:
                                  Tetsuo Hattori, President
                               (Code Number: 7223
                                  The first sections of the Tokyo Stock Exchange
                                     and the Nagoya Stock Exchange)
                               Name and Title of Contact Person:
                                  Shunichi Sano
                                  Managing Officer, General Manager,
                                     Accounting Division
                               Telephone Number: 055-996-2000

                               (The Parent Company of Kanto Auto Works, Ltd.) Company Name: Toyota Motor Corporation
                               Name and Title of Representative:
                                  Katsuaki Watanabe, President
                               (Code Number: 7203
                                  Securities exchanges throughout Japan)


 Notice Concerning Amendments to the Business Projections for Fiscal Year 2009
 -----------------------------------------------------------------------------

Based on the recent business results of Kanto Auto Works, Ltd. (the "Company"), we hereby announce the following amendments to the consolidated business projections and non-consolidated business projections for Fiscal Year 2009 disclosed on February 3, 2009.

1. Amendments to the consolidated business projections for Fiscal Year 2009 (April 1, 2008 through March 31, 2009)

                                                                        (Amount: million yen)
---------------------------- ------------ ------------ ------------ ------------ ------------
                                  Net      Operating     Ordinary       Net       Net income
                               revenues      income       income       income     per share
                                                                                    (yen)
---------------------------- ------------ ------------ ------------ ------------ ------------
Previous projections (A)         620,000            0       -1,000       -1,500       -21.61
---------------------------- ------------ ------------ ------------ ------------ ------------
New projections (B)              623,000        2,200        2,100          400         5.76
---------------------------- ------------ ------------ ------------ ------------ ------------
Amount changed
(B - A)                            3,000        2,200        3,100        1,900        27.37
---------------------------- ------------ ------------ ------------ ------------ ------------
% of change                          0.5            -            -            -            -
---------------------------- ------------ ------------ ------------ ------------ ------------
(Reference)
Actual results
for Fiscal Year 2008             799,706       16,702       16,862        9,930       142.64
---------------------------- ------------ ------------ ------------ ------------ ------------

2. Amendments to the non-consolidated business projections for Fiscal Year 2009 (April 1, 2008 through March 31, 2009)

                                                                        (Amount: million yen)
---------------------------- ------------ ------------ ------------ ------------ ------------
                                 Net       Operating     Ordinary       Net       Net income
                               revenues     income        income       income     per share
                                                                                    (yen)
---------------------------- ------------ ------------ ------------ ------------ ------------
Previous projections (A)         590,000         -900            0         -400        -5.76
---------------------------- ------------ ------------ ------------ ------------ ------------
New projections (B)              592,000        1,200        2,600        1,000        14.41
---------------------------- ------------ ------------ ------------ ------------ ------------
Amount changed
(B - A)                            2,000        2,100        2,600        1,400        20.17
---------------------------- ------------ ------------ ------------ ------------ ------------
% of change                          0.3            -            -            -            -
---------------------------- ------------ ------------ ------------ ------------ ------------
(Reference)
Actual results
for Fiscal Year 2008             739,456       15,456       16,403       10,037       144.17
---------------------------- ------------ ------------ ------------ ------------ ------------


3.   Reasons for the Amendments

  With respect to both the consolidated and non-consolidated results for Fiscal Year 2009, the operating income, ordinary income and net income are expected to exceed the previously announced figures and achieve surplus for the full fiscal year, due to intensive cost improvement.

   (Note) The prospective figures for the business results stated above are based upon information that is currently in the Company's possession and upon certain premises that the Company deems reasonable. The Company's actual future performance or other similar results could differ from those discussed above, due to various factors.